May 24, 2019

Michael K. Menerey
Chief Financial Officer
ADOMANI, INC.
4740 Green River Road, Suite 106
Corona, California 92880

       Re: ADOMANI, INC.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 19, 2019
           File No. 001-38078

Dear Mr. Menerey:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure